EXHIBIT 23.2

CONSENT

To the Board of Directors of

Diagnostic Imaging International Corp.

As discussed in auditing standards issued by the PCAOB, specifically AU 508, predecessor auditor’s written permission is required to reference reliance on opinions issued by the predecessor auditor. By way of this letter, we grant permission to your successor auditors to reference our opinion on the financial statements of Diagnostic Imaging International, Inc. for the period since inception on March 14, 2002 to December 31, 2006. Further, permission is also given for our opinion as well as the audit report issued by Robnett & Company, LP for Diagnostic Imaging International, Inc. for the period since inception on March 14, 2002 through December 31, 2006 be included in the successor auditor’s opinion and report for the year ending December 31, 2008.

/s/ Robnett & Company, LP

Robnett & Company, LP

Austin, Texas

June 3, 2009